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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No. 3
                    Under the Securities Exchange Act of 1934

                       UNIVERSAL AMERICAN FINANCIAL CORP.
                                (Name of Issuer)

COMMON STOCK (PAR VALUE $.01 PER SHARE)                       913377107
    (Title of class of securities)                         (CUSIP number)

                            CAPITAL Z PARTNERS, LTD.
                        230 PARK AVENUE SOUTH, 11TH FLOOR
                               NEW YORK, NY 10003
                           ATTENTION: MR. CRAIG FISHER
                             TEL NO. (212) 965-0800

   (Name, address and telephone number of person authorized to receive notices and communications)

                                OCTOBER 24, 2006
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240-13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON:         Capital Z Financial Services Fund II, L.P.

              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A    (a) [_]
              MEMBER OF A GROUP:                (b) [X]
------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS:                                                   AF, BK, PF, OO

------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT           [_]
              TO ITEM 2(d) OR 2(e):
------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF                                                   Bermuda
              ORGANIZATION:

------------------------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER:                                         20,113,392
       SHARES
                     ---------------------------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER:                                                0
      OWNED BY
                     ---------------------------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER:                                    20,113,392
     REPORTING
                     ---------------------------------------------------------------------------
    PERSON WITH       10  SHARED DISPOSITIVE POWER:                                           0

------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                 20,113,392
              REPORTING PERSON:

------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN              [_]
              SHARES:

------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         34.4%

------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON:         PN

------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON:       Capital Z Financial Services Private Fund II, L.P.

              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A     (a) [_]
              GROUP:                                         (b) [X]
------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS:                                                   AF, BK, PF, OO

------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                                [_]
              IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF                                                   Bermuda
              ORGANIZATION:

------------------------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER:                                            106,844
       SHARES
                     ---------------------------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER:                                                0
      OWNED BY
                     ---------------------------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER:                                       106,844
     REPORTING
                     ---------------------------------------------------------------------------
    PERSON WITH       10  SHARED DISPOSITIVE POWER:                                           0

------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                    106,844
              REPORTING PERSON:

------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                               [_]
              EXCLUDES CERTAIN SHARES:

------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                          0.2%
              [__%]

------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON:         PN

------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON:         Capital Z Partners, L.P.

              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A     (a) [_]
              GROUP:                                         (b) [X]
------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS:                                                   AF, BK, PF, OO

------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT           [_]
              TO ITEM 2(d) OR 2(e):
------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF                                                   Bermuda
              ORGANIZATION:

------------------------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER:                                         20,220,236
       SHARES
                     ---------------------------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER:                                                0
      OWNED BY
                     ---------------------------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER:                                    20,220,236
     REPORTING
                     ---------------------------------------------------------------------------
    PERSON WITH       10  SHARED DISPOSITIVE POWER:                                           0

------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                 20,220,236
              REPORTING PERSON:(1)

------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN              [_]
              SHARES:

------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         34.6%

------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON:         PN

------------------------------------------------------------------------------------------------

----------------------
* In its capacity as the general partner of Capital Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P.

------------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON:         Capital Z Partners, Ltd.

              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A     (a) [_]
              GROUP:                                         (b) [X]
------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS:                                                   AF, BK, PF, OO

------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                                [_]
              IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF                                                   Bermuda
              ORGANIZATION:

------------------------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER:                                         20,220,236
       SHARES
                     ---------------------------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER:                                                0
      OWNED BY
                     ---------------------------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER:                                    20,220,236
     REPORTING
                     ---------------------------------------------------------------------------
    PERSON WITH       10  SHARED DISPOSITIVE POWER:                                           0

------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                 20,220,236
              REPORTING PERSON:(1)

------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                               [_]
              EXCLUDES CERTAIN SHARES:

------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         34.6%
              [__%]

------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON:         CO

------------------------------------------------------------------------------------------------


----------------------
** In its capacity as the general partner of Capital Z Partners, L.P., which is the general partner of Capital Z Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P.

------------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON:         Capital Z Management, LLC

              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A     (a) [_]
              GROUP:                                         (b) [X]
------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS:                                                   AF, BK, PF, OO

------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                                [_]
              IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF                                                  Delaware
              ORGANIZATION:

------------------------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER:                                             81,333
       SHARES
                     ---------------------------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER:                                                0
      OWNED BY
                     ---------------------------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER:                                        81,333
     REPORTING
                     ---------------------------------------------------------------------------
    PERSON WITH       10  SHARED DISPOSITIVE POWER:                                           0

------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                     81,333
              REPORTING PERSON:

------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                               [_]
              EXCLUDES CERTAIN SHARES:

------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                          0.1%
              [__%]

------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON:         OO

------------------------------------------------------------------------------------------------

                         AMENDMENT TO SCHEDULE 13D

      This Amendment No. 3 to Schedule 13D is filed by the undersigned to amend the Statement on Schedule 13D, dated August 10, 1999, as amended by Amendment No. 1 dated July 18, 2001, and Amendment No. 2 dated June 23, 2005, as amended July 12, 2005 (the "Schedule 13D"), relating to common stock of Universal American Financial Corp.

ITEM 1.     SECURITY AND ISSUER

      The title and class of equity security to which this Statement relates is the common stock, par value $.01 per share (the "Common Stock"), of Universal American Financial Corp., a New York corporation (the "Company"). The address of the Company's principal executive offices is Six International Drive, Suite 190, Rye Brook, New York 10573.

ITEM 2.     IDENTITY AND BACKGROUND

      This Statement is filed by Capital Z Financial Services Fund II, L.P. ("Cap Z Fund II"), Capital Z Financial Services Private Fund II, L.P. ("Cap Z Private Fund II"), Capital Z Partners, L.P. ("Cap Z L.P."), Capital Z Partners, Ltd. ("Cap Z Ltd.") and Capital Z Management, LLC ("Cap Z Management"). Each of Cap Z Fund II, Cap Z Private Fund II, Cap Z L.P., Cap Z Ltd. and Cap Z Management is sometimes referred to herein as a "Reporting Person" and they are sometimes referred to herein collectively as the "Reporting Persons."

      Each of Cap Z Fund II and Cap Z Private Fund II is a Bermuda limited partnership formed to invest in securities of insurance, financial services and healthcare service companies and other related businesses. Cap Z Fund II historically invests in parallel with Cap Z Private Fund II.

      Cap Z L.P. is a Bermuda limited partnership, the principal business of which is serving as the sole general partner of each of Capital Z Fund II and Cap Z Private Fund II.

      Cap Z Ltd. is a Bermuda exempt company, the principal business of which is serving as the sole general partner of Cap Z L.P.

      Cap Z Management is a Delaware limited liability company, the principal business of which is performing investment management services for Cap Z Fund II and Cap Z Private Fund II.

      The principal business address of each of the Reporting Persons is 230 Park Avenue South, 11th Floor, New York, New York 10003.

      The name and present principal occupation or employment of each director and executive officer of Cap Z Ltd. are as follows:

      Name                  Principal Occupation or Employment
      ----                  ----------------------------------
      Robert A. Spass       Chairman of the Board of Directors
      Bradley E. Cooper     Senior Vice President and Director
      Roland V. Bernardon   Chief Financial Officer and Treasurer
      Craig Fisher          General Counsel


Each of the above-listed individuals also serves as a director and/or executive officer of Cap Z Management, in the same capacity as listed above. Each of the above-listed individuals is a citizen of the United States of America. The business address of each of the above-listed individuals is at Cap Z Ltd.'s offices, 230 Park Avenue South, 11th Floor, New York, New York 10003.

      During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of their officers and directors, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      With respect to the proposed transaction described in Item 4 of this Statement, the Reporting Persons, Mr. Barasch and the Sponsors referred to in
Item 4 plan to finance the cash requirements of such transaction through (i) debt financing that is expected to be incurred in connection with the transaction, (ii) equity financing that is expected to be provided by investment funds managed by, or affiliated with, the Sponsors and (iii) equity in the form of a significant portion of the Common Stock held by the Reporting Persons, all of the Common Stock held by Perry Capital, LLC and/or its affiliates, and a significant portion of the Common Stock held by Mr. Richard Barasch (the Company's chief executive officer and a member of the Company's board of directors), that is expected to be reinvested in the transaction; in each case, as further described in Item 4, and in the Proposal Letter and the Debt Financing Letters (each as defined in Item 4). The information set forth in this
Item is qualified by reference to the Proposal Letter and the Debt Financing Letters, which are incorporated herein by reference.

ITEM 4.     PURPOSE OF TRANSACTION

      Lee Equity Partners, LLC, Welsh, Carson, Anderson & Stowe X, L.P., Perry Capital, LLC and Cap Z Ltd. (collectively, the "Sponsors") and Mr. Barasch have submitted to the Company's board of directors a letter, dated October 24, 2006 (the "Proposal Letter"), setting forth a proposal for an acquisition of the Company for $18.15 per share in cash. A copy of the Proposal Letter is Exhibit
7.02 to this Statement.

      It is contemplated that the proposed transaction would be effected through a merger of the Company with a wholly-owned subsidiary of a new acquisition company that would be formed by Mr. Barasch and investment funds managed by, or affiliated with, the Sponsors (the "Acquisition Company"), as a result of which the Company would become wholly owned by the Acquisition Company. The Reporting Persons anticipate that, in the proposed transaction, (i) the Reporting Persons would contribute and roll-over into equity of the Acquisition Company a significant portion of the shares of Common Stock held by them, Perry Capital, LLC and/or its affiliates would contribute and roll-over into equity of the Acquisition Company all of the shares of Common Stock held by them, and Mr. Barasch would contribute and roll-over into equity of the Acquisition Company a significant portion of the Common Stock that is beneficially owned by him, and
(ii) all of the other shares of Common Stock outstanding at the effective time of the merger (including shares of Common Stock held by the Reporting Persons and Mr. Barasch that are not rolled-over into equity of the Acquisition Company) would be converted into the right to receive $18.15 per share in cash.

      The Sponsors and Mr. Barasch have received a "highly confident" letter from each of Goldman Sachs Credit Partners L.P. and Banc of America Securities LLC with respect to proposed debt financing for the proposed transaction (collectively, the "Debt Financing Letters"). Copies of the Debt Financing Letters are attached as Exhibit 7.03 and Exhibit 7.04, respectively, to this Statement. It is anticipated that the balance of the cash required to finance the proposed transaction would be provided as equity capital by investment funds managed by the Sponsors.

      The information set forth in this Item is qualified by reference to the Proposal Letter and the Debt Financing Letters, which are incorporated herein by reference.

      The foregoing should not be construed as an offer to stockholders to purchase shares of Common Stock. If definitive agreements providing for the proposed transaction are entered into with the Company, a proxy or other appropriate statement would be distributed to stockholders of the Company, and stockholders should read that statement and other relevant documents that may be filed with the SEC (if and when they become available) because they will contain important information relevant to the decision to approve the proposed transaction. Stockholders will be able to obtain these documents (if and when they become available) free of charge at the SEC's web site, www.sec.gov.

      No assurance can be given that a definitive agreement providing for any transaction will be entered into or that any transaction will be consummated. No binding obligation on the part of any Reporting Person will arise with respect to the proposal or any transaction unless and until definitive transaction agreements satisfactory to the parties, and recommended by a special committee of the Company's board of directors and approved by the Company's board of directors, are executed and delivered, and then only to the extent set forth in such definitive transaction agreements.

      The proposal could result in one or more of the actions enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including (if the proposed transaction is consummated), a merger of the Company, the termination of the listing of the Common Stock on any stock exchange, the termination of the registration of the Common Stock under the Exchange Act, and changes in the composition of the Company's board of directors.

      Other than as set forth herein or in the Proposal Letter and the Debt Financing Letters, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the actions enumerated in paragraphs
(a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Exchange Act. However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (a) its business and liquidity objectives, (b) the Company's financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions,
(d) alternative investment opportunities, and (e) other relevant factors. Without limiting the generality of the preceding sentence, each of the Reporting Persons reserves the right (in each case, subject to any applicable restrictions under law or contract) to at any time or from time to time (i) purchase or otherwise acquire additional shares of Common Stock or other securities of the Company, or instruments convertible into or exercisable for any such securities (collectively, "Company Securities"), in the open market, in privately negotiated transactions or otherwise, (ii) sell, transfer or otherwise dispose of Company Securities in public or private transactions, (iii) cause Company Securities to be distributed in kind to its investors, (iv) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Company Securities, and/or (v) encourage (including, without limitation, through their designees on the Company's board of directors and/or communications with directors, management, and existing or prospective security holders, investors or lenders, of the Company, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Company to consider or explore (A) sales or acquisitions of assets or businesses, or extraordinary corporate transactions, such as a merger (including transactions in which affiliates of Reporting Persons may be proposed as acquirers), (B) changes to the Company's capitalization or dividend policy, or
(C) other changes to the Company's business or structure.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      (a) The responses set forth on rows 11 through 13 of the cover pages of this Statement are incorporated herein by reference. The percentages set forth in such responses are based on the number of shares of Common Stock outstanding as of August 3, 2006 as reported by the Company in its Quarterly Report on Form 10-Q filed with the SEC on August 9, 2006 (the "Form 10-Q"). Cap Z Fund II and Cap Z Private Fund II are the respective record and beneficial owners of the shares of Common Stock reported on their respective cover pages to this Statement. Pursuant to Rule 13d-3 under the Exchange Act, Cap Z L.P. (as the sole general partner of each of Capital Z Fund II and Cap Z Private Fund II) and Cap Z Ltd. (as the sole general partner of Cap Z L.P.) may each be deemed to be a beneficial owner (as that term is defined in Rule 13d-3 under the Exchange
Act) of all shares of Common Stock that are owned by Capital Z Fund II and Cap Z Private Fund II, and Cap Z L.P.'s and Cap Z Ltd.'s respective cover pages to this Statement reflect such beneficial ownership on that basis for purposes of this Statement. Cap Z L.P. and Cap Z Ltd. disclaim beneficial ownership of such shares for all other purposes. The shares of Common Stock reported on Cap Z

Management's cover page to this Statement represent shares issuable to Cap Z Management upon exercise of vested options it holds to acquire Common Stock.

      (b) The responses set forth (i) on rows 7 through 10 of the cover pages of this Statement and (ii) in Item 5(a) above are incorporated herein by reference.

      By virtue of the relationships and as a result of the matters described in the other Items of this Statement, the Reporting Persons may be deemed to constitute a "group" (within the meaning of Rule 13d-5(b) under the Exchange
Act) with Mr. Barasch, the other Sponsors and certain of their respective affiliates. As a result, and on that basis, the Reporting Persons may be deemed to beneficially own shares of Common Stock that may be beneficially owned by such persons, including (i) 1,841,309 shares of Common Stock reflected in the Form 4 filed by Mr. Barasch on October 10, 2006 (the "Barasch Form 4") as being beneficially owned by Mr. Barasch (which number, per the Barasch Form 4, includes 500,411 shares of Common Stock which are held directly by, or in trust for, members of Mr. Barasch's immediate family and as to which Mr. Barasch disclaimed beneficial ownership), (ii) 918,734 shares of Common Stock that may be acquired by Mr. Barasch through the exercise of stock options , as reported by Mr. Barasch to the Reporting Persons, and (iii) 5,820,500 shares of Common Stock as being beneficially owned by Perry Capital, LLC and/or its affiliates, as reported by Perry Capital, LLC to the Reporting Persons. On the basis of including such shares, and based on the information reported in the Company's proxy statement for its 2006 annual meeting of stockholders filed with the SEC on May 2, 2006 (the "2006 Proxy Statement"), the Form 10-Q and the Barasch Form 4, the Reporting Persons may be deemed to be beneficial owners of, in the aggregate, 49% of the outstanding shares of Common Stock. Except as referred to in this Statement, the Reporting Persons currently do not have actual knowledge of beneficial ownership of Common Stock by any of the signatories to the Proposal Letter. Each of the Reporting Persons disclaims beneficial ownership of shares of Common Stock that may be beneficially owned by Mr. Barasch, the other Sponsors and their respective affiliates, and neither the filing of this Statement nor its contents shall be deemed to constitute an admission to the contrary.

      (c)-(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER

      The responses to Items 2, 3, 4 and 5, and the Proposal Letter and the Debt Financing Letters, are incorporated herein by reference.

      In addition, the Shareholders' Agreement and the Registration Rights Agreement, dated as of July 30, 1999, previously filed with and described in the
Schedule 13D, are incorporated herein by reference. As contemplated by the Shareholders Agreement, three designees of Cap Z (Messrs. Robert Spass, Bradley Cooper and Eric Leathers, who are principals, directors and/or officers of one or more of the Reporting Persons) are members of the board of directors of the Company. The Company's 2006 Proxy Statement reflects that, as of April 3, 2006, these three individuals owned, in the aggregate, less than 1% of the outstanding shares of Common Stock. The Reporting Persons disclaim beneficial ownership of shares of Common Stock that may be beneficially owned by such individuals. Further description of the Shareholders Agreement and relationships between one or more of the Reporting Persons and the Company may be found in the Company's 2006 Proxy Statement under the caption "Certain Relationships and Related Transactions--Relationship with Capital Z." These documents are available free of charge at the SEC's web site, www.sec.gov.

      The Reporting Persons note that no agreement, arrangement or understanding (whether or not in writing), for the purpose of acquiring, holding, voting, or disposing of any of the stock of the Company directly or indirectly beneficially owned by any of the Reporting Persons, Mr. Barasch or any of the other Sponsors or their affiliates or associates shall exist unless and until such agreement, arrangement or understanding, or the proposed transaction described herein, is expressly approved by the board of directors of the Company.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.   Description
-----------   -----------

7.1           Joint Filing Agreement

7.2 Letter to the Board of Directors of Universal American Financial Corp., dated October 24, 2006

7.3 Debt Financing "Highly Confident" Letter, dated October 23, 2006, from Goldman Sachs Credit Partners L.P.

7.4 Debt Financing "Highly Confident" Letter, dated October 23, 2006, from Banc of America Securities LLC

                                 Signatures

      After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 25, 2006

                              CAPITAL Z FINANCIAL SERVICES FUND II, L.P.
                              By:     Capital Z Partners, L.P., its
                                      General Partner
                              By:     Capital Z Partners, Ltd., its
                                      General Partner

                              By:     /s/ Craig Fisher
                                 ------------------------------------------
                                  Name: Craig Fisher
                                  Title: General Counsel


                              CAPITAL Z FINANCIAL SERVICES PRIVATE FUND II, L.P.
                              By:     Capital Z Partners, L.P., its
                                      General Partner
                              By:     Capital Z Partners, Ltd., its
                                      General Partner

                              By:     /s/ Craig Fisher
                                 ------------------------------------------
                                  Name: Craig Fisher
                                  Title: General Counsel


                              CAPITAL Z PARTNERS, L.P.
                              By:     Capital Z Partners, Ltd., its
                                      General Partner

                              By:     /s/ Craig Fisher
                                 ------------------------------------------
                                  Name: Craig Fisher
                                  Title: General Counsel


                              CAPITAL Z PARTNERS, LTD.

                              By:     /s/ Craig Fisher
                                 ------------------------------------------
                                  Name: Craig Fisher
                                  Title: General Counsel


                              CAPITAL Z MANAGEMENT, LLC

                              By:     /s/ Craig Fisher
                                 ------------------------------------------
                                  Name: Craig Fisher
                                  Title: General Counsel